UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q1 2025 Results

Financial Results and Business Overview

March 31, 2025

ICL Group Ltd

ICL Reports First Quarter 2025 Results

Sales of $1.8 billion increased year-over-year, with operating income of $185 million, adjusted EBITDA of $359 million and adjusted diluted EPS of $0.09

Tel Aviv, Israel May 19, 2025 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals Company, today reported its financial results for the first quarter ended March 31, 2025. Consolidated sales were $1.8 billion versus $1.7 billion in the prior year. Operating income was $185 million versus $203 million of operating income in the first quarter of last year, with adjusted operating income of $208 million versus $215 million. For the first quarter, net income attributable to shareholders was $91 million versus $109 million in the prior year, with adjusted net income of $110 million compared to $118 million. Adjusted EBITDA was $359 million versus $362 million. Diluted earnings per share were $0.07 versus $0.08 in the first quarter of last year, with adjusted diluted EPS of $0.09 – the same as in the first quarter of last year.

“ICL delivered sequential increases in first quarter sales, adjusted EBITDA and EPS, with results led by our specialties-driven businesses. Our Industrial Products, Phosphate Solutions and Growing Solutions businesses also reported year-over-year growth in sales and EBITDA, generally driven by higher volumes with limited price improvement. For our Potash segment, prices were lower year-over-year, as expected, with supply more heavily weighted toward our annual 2024 contracts with China and India, which are at lower prices than current market rates,” said Elad Aharonson, president and CEO of ICL. “Looking forward, we expect to benefit from our existing distinctive global presence, as the industry awaits additional clarity regarding global tariff and trade negotiations. We plan to rely on our regionally diversified operations and will also continue to focus on specialties solutions for our global customers on a local basis using local production.”

The Company reiterates its guidance for full year 2025, with specialties-driven EBITDA of between $0.95 billion to $1.15 billion and Potash sales volumes of between 4.5 million and 4.7 million metric tons. (1a)

ICL Group Limited Q1 2025 Results 1

Financial Results and Business Overview

This Financial Results and Business Overview is based on the Company’s unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2025 (hereinafter - Interim Financial Statements), and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Financial Results and Business Overview contains certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and non‑GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a leading global specialty minerals company, which creates impactful solutions for humanity’s sustainability challenges in the food, agriculture, and industrial markets. ICL leverages its unique bromine, potash, and phosphate resources, its global professional workforce, and its sustainability focused R&D and technological innovation capabilities, to drive the Company's growth across its end markets. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,000 people worldwide, and its 2024 revenues totaled approximately $7 billion. For more information, visit the Company's website at www.icl-group.com[1].

Financial Figures and non-GAAP Financial Measures

1-3/2025		1-3/2024		1-12/2024
$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales
Sales	1,767	-	1,735	-	6,841	-
Gross profit	560	32	557	32	2,256	33
Operating income	185	10	203	12	775	11
Adjusted operating income (1)	208	12	215	12	873	13
Net income attributable to the Company's shareholders	91	5	109	6	407	6
Adjusted net income attributable to the Company’s shareholders (1)	110	6	118	7	484	7
Diluted earnings per share (in dollars)	0.07	-	0.08	-	0.32	-
Diluted adjusted earnings per share (in dollars) (2)	0.09	-	0.09	-	0.38	-
Adjusted EBITDA (2)	359	20	362	21	1,469	21
Cash flows from operating activities (3)	165	-	292	-	1,468	-
Purchases of property, plant and equipment and intangible assets (3)	190	-	145	-	713	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	See "Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” in the accompanying financial statements.

[1] The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

ICL Group Limited Q1 2025 Results 2

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Some of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. The Company provides guidance for Specialties-driven EBITDA, which includes Industrial Products, Growing Solutions and Phosphate Solutions, as the Phosphate Solutions business is now predominantly specialties-focused. For our Potash business we provide sales volumes guidance. The Company believes this information provides greater transparency, as these new metrics are less impacted by fertilizer commodity prices, given the extreme volatility in recent years.

ICL Group Limited Q1 2025 Results 3

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

Adjustments to Reported Operating and Net income (non-GAAP)

	1-3/2025	1-3/2024	1-12/2024
	$ millions	$ millions	$ millions
Operating income	185	203	775
Charges related to the security situation in Israel (1)	10	12	57
Impairment and write-off of assets and provision for site closure (2)	-	-	35
Fire incident at Ashdod Port (3)	4	-	-
Provision for early retirement (4)	9	-	4
Legal proceedings (5)	-	-	2
Total adjustments to operating income	23	12	98
Adjusted operating income	208	215	873
Net income attributable to the shareholders of the Company	91	109	407
Total adjustments to operating income	23	12	98
Total tax adjustments (6)	(4)	(3)	(21)
Total adjusted net income - shareholders of the Company	110	118	484

(1)	For 2025 and 2024, reflects charges relating to the security situation in Israel.

(2)
For 2024, reflects mainly a write-off of assets resulting from the closure of small sites in Israel and Turkey, as well as an impairment of assets due to a regulatory decision that mandated the cessation of a certain project.

(3)	For 2025, reflects expenses related to the fire incident at Ashdod Port.

(4)	For 2025 and 2024, reflects provisions for early retirement due to restructuring at certain sites, as part of the Company’s global efficiency plan.

(5)	For 2024, reflects reimbursement of arbitration costs associated with the Ethiopian potash project.

(6)	For 2025 and 2024, reflects the tax impact of adjustments made to operating income.

ICL Group Limited Q1 2025 Results 4

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

	1-3/2025	1-3/2024	1-12/2024
	$ millions	$ millions	$ millions
Net income	106	126	464
Financing expenses, net	37	35	140
Taxes on income	42	42	172
Less: Share in earnings of equity-accounted investees	-	-	(1)
Operating income	185	203	775
Depreciation and amortization	151	147	596
Adjustments (1)	23	12	98
Total adjusted EBITDA	359	362	1,469

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

Calculation of diluted adjusted earnings per share was made as follows:

	1-3/2025	1-3/2024	1-12/2024
	$ millions	$ millions	$ millions
Net income attributable to the Company's shareholders	91	109	407
Adjustments (1)	23	12	98
Total tax adjustments	(4)	(3)	(21)
Adjusted net income - shareholders of the Company	110	118	484
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,290,944	1,290,362	1,290,039
Diluted adjusted earnings per share (in dollars) (2)	0.09	0.09	0.38

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share are calculated as follows: dividing the adjusted net income attributable to the shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

ICL Group Limited Q1 2025 Results 5

Recent Developments

Impact of new United States tariffs

The Company is actively monitoring current and potential tariffs imposed by the US and other countries and is evaluating their potential impacts on our business and financial condition. While we do not believe that the tariffs will have a material adverse effect upon our results of operations, financial condition, or liquidity, the actual impact remains uncertain and will depend on several factors. These include the effective date and duration of such tariffs, any future changes in their scope or magnitude, potential countermeasures that the target countries may take and any mitigating actions that may become available.

Security situation in Israel

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the south of the country, which escalated to other areas. The security situation has presented several challenges, including disruptions in supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, regional tensions involving Houthis attacks and threats to commercial vessels have intensified, disrupting shipping routes and commercial shipping arrangements, leading to increased shipping costs.

The Company continues to take measures to ensure the safety of its employees and business partners, as well as the communities in which it operates. It has also implemented supportive measures to accommodate employees called for reserve duty, aiming to minimize any potential impact on its business, and to avoid disruptions to production activities at its facilities in Israel.

The security situation has not had a material impact on the Company's business results. However, as the developments related to the war, as well as its duration, are unpredictable, the Company is unable to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

ICL Group Limited Q1 2025 Results 6

Consolidated Results Analysis

Results analysis for the period January – March 2025

	Sales	Expenses	Operating income
	$ millions
Q1 2024 figures	1,735	(1,532)	203
Total adjustments Q1 2024	-	12	12
Adjusted Q1 2024 figures	1,735	(1,520)	215
Quantity	89	(65)	24
Price	(21)	-	(21)
Exchange rates	(36)	33	(3)
Raw materials	-	12	12
Energy	-	(3)	(3)
Transportation	-	17	17
Operating and other expenses	-	(33)	(33)
Adjusted Q1 2025 figures	1,767	(1,559)	208
Total adjustments Q1 2025*	-	(23)	(23)
Q1 2025 figures	1,767	(1,582)	185

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-
Quantity – The positive impact on operating income was primarily due to higher sales volumes of specialty agriculture products, potash, phosphate fertilizers, white phosphoric acid (WPA), industrial salts and phosphorus-based flame retardants. This was partially offset by lower sales volumes of clear-brine fluids, FertilizerpluS products and magnesium.

-
Price – The negative impact on operating income was primarily related to a decrease of $24 in the potash price (CIF) per tonne year-over-year, as well as lower selling prices of WPA, food specialties additives, industrial salts, bromine-based flame retardants, and bromine-based industrial solutions. This was partially offset by higher selling prices of phosphate fertilizers and specialty agriculture products.

-
Exchange rates – The unfavorable impact on operating income was mainly due to a negative impact on sales resulting from the depreciation of the average exchange rate of the Brazilian real and the euro against the US dollar, partially offset by a positive impact on operational costs resulting from the depreciation of the average exchange rate of the Brazilian real and the euro against the US dollar, together with the appreciation of the Israeli shekel against the US dollar.

-
Raw materials – The positive impact on operating income was due to the lower cost of raw materials used in the production of industrial solutions products and ammonia. This impact was partially offset by higher costs of sulphur and commodity fertilizers.

-	Transportation – The positive impact on operating income resulted from lower marine and inland transportation costs.

-	Operating and other expenses - The negative impact on operating income was primarily related to higher maintenance and operational costs.

ICL Group Limited Q1 2025 Results 7

Financing expenses, net

Net financing expenses in the first quarter of 2025 amounted to $37 million, compared to $35 million in the corresponding quarter last year, an increase of $2 million. This increase is primarily due to higher expenses of $4 million from net exchange rate differences and hedging transactions, partially offset by a decrease of $2 million in net interest expenses.

Tax expenses

In the first quarter of 2025, the Company’s reported tax expenses amounted to $42 million, compared to $42 million in the corresponding quarter of last year, reflecting an effective tax rate of 28% and 25%, respectively. The Company’s relatively low effective tax rate for the corresponding quarter was mainly due to higher profit being derived from tax jurisdictions with lower effective tax rates.

ICL Group Limited Q1 2025 Results 8

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces several grades of salts, magnesium chloride, magnesia-based products, phosphorus-based products and functional fluids.

Results of operations and key indicators

	1-3/2025	1-3/2024	1-12/2024
	$ millions	$ millions	$ millions
Segment Sales	344	335	1,239
Sales to external customers	338	331	1,220
Sales to internal customers	6	4	19
Segment Operating Income	62	59	224
Depreciation and amortization	14	13	57
Segment EBITDA	76	72	281
Capital expenditures	18	16	94

Highlights and business environment

•	Elemental bromine: Sales increased year-over-year, driven by higher volumes, partially offset by lower prices.

•
Flame retardants: Bromine-based sales were slightly up year-over-year, as higher volumes offset lower prices. Phosphorus-based sales increased year-over-year, with higher prices and volumes, mainly in Europe and the US, driven by the implementation of duties on imports of tris (2-chloro-1-methylethyl) phosphate (TCPP) from China.

•	Clear brine fluids: Sales decreased year-over-year due to higher competition in Africa and Asia, which resulted in lower volumes.

•
Specialty minerals: Sales slightly increased year-over-year, driven by higher demand and prices for magnesium chloride for deicing due to weather conditions. This increase was partially offset by lower sales volumes of magnesia products in pharma and food applications.

ICL Group Limited Q1 2025 Results 9

Results analysis for the period January – March 2025

	Sales	Expenses	Operating income
	$ millions
Q1 2024 figures	335	(276)	59
Quantity	17	(13)	4
Price	(5)	-	(5)
Exchange rates	(3)	2	(1)
Raw materials	-	4	4
Transportation	-	(2)	(2)
Operating and other expenses	-	3	3
Q1 2025 figures	344	(282)	62

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of bromine- and phosphorus-based flame retardants, as well as elemental bromine. This impact was partially offset by lower sales volumes of clear brine fluids.

-
Price – The negative impact on operating income was due to lower selling prices of bromine-based flame retardants and bromine-based industrial solutions. This was partially offset by higher selling prices of specialty minerals.

ICL Group Limited Q1 2025 Results 10

Potash

The Potash segment produces and sells mainly potash, salts, magnesium and electricity. Potash is produced in Israel using an evaporation process to extract potash from the Dead Sea at Sodom and in Spain using conventional mining from an underground mine. The segment also produces and sells pure magnesium, magnesium alloys and chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom, which supplies electricity and steam to ICL facilities in Israel with any surplus electricity sold to external customers.

Results of operations and key indicators

	1-3/2025	1-3/2024	1-12/2024
	$ millions	$ millions	$ millions
Segment Sales	405	423	1,656
Potash sales to external customers	305	306	1,237
Potash sales to internal customers	22	31	95
Other and eliminations (1)	78	86	324
Gross Profit	136	169	650
Segment Operating Income	56	62	250
Depreciation and amortization	62	62	242
Segment EBITDA	118	124	492
Capital expenditures	64	66	332
Potash price - CIF ($ per tonne)	300	324	299

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine and sales of surplus electricity produced by ICL’s power plant at the Dead Sea in Israel.

Highlights and business environment

•	ICL's potash price (CIF) per tonne of $300 in the quarter was 5% higher than the fourth quarter of 2024, while it was 7% lower year-over-year.

•	The Grain Price Index rose by 1% during the first quarter of 2025, with corn, wheat and soy 10.5%, 4.5% and 3.3% higher, respectively, while rice prices decreased by 6.8% during the quarter.

•
The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in May 2025, showed a continued decrease in the projected global grains stock-to-use ratio to 26% for the 2025/26 agriculture year, compared to 26.7% for the 2024/25 and 28.2% for the 2023/24 agriculture years.

ICL Group Limited Q1 2025 Results 11

Additional segment information

Global potash market - average prices and imports:

Average prices		1-3/2025	1-3/2024	VS Q1 2024	10-12/2024	VS Q4 2024
Granular potash – Brazil	CFR spot ($ per tonne)	321	298	7.7%	288	11.5%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	338	370	(8.6)%	338	0.0%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	307	309	(0.6)%	292	5.1%
Potash imports
To Brazil	million tonnes	2.8	2.6	7.7%	2.9	(3.4)%
To China	million tonnes	3.6	3.8	(5.3)%	3.4	5.9%
To India	million tonnes	0.8	0.4	100.0%	1.2	(33.3)%

Sources: CRU (Fertilizer Week Historical Price, April 2025), SIACESP (Brazil), United Port Services (Brazil), FAI (India), Chinese customs data, Global Trade Tracker (GTT).

Potash – Production and Sales

Thousands of tonnes	1-3/2025	1-3/2024	1-12/2024
Production	1,062	1,131	4,502
Total sales (including internal sales)	1,103	1,084	4,556
Closing inventory	188	331	229

First quarter 2025

-	Production – Production was 69 thousand tonnes lower year-over-year, mainly due to operational challenges.

-	Sales – The quantity of potash sold was 19 thousand tonnes higher year-over-year, mainly due to higher sales volumes in Brazil and China, partially offset by lower sales volumes in the US.

ICL Group Limited Q1 2025 Results 12

Results analysis for the period January – March 2025

	Sales	Expenses	Operating income
	$ millions
Q1 2024 figures	423	(361)	62
Quantity	8	(1)	7
Price	(23)	-	(23)
Exchange rates	(3)	2	(1)
Raw materials	-	1	1
Energy	-	(4)	(4)
Transportation	-	14	14
Q1 2025 figures	405	(349)	56

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of potash in Brazil and China, partially offset by lower potash sales volumes in the US, as well as a decrease in sales volumes of magnesium.

-	Price – The negative impact on operating income resulted primarily from a decrease of $24 in the potash price (CIF) per tonne, year-over-year.

-	Transportation – The positive impact on operating income was primarily due to lower marine and inland transportation costs, primarily to Brazil and the US.

ICL Group Limited Q1 2025 Results 13

Phosphate Solutions

The Phosphate Solutions segment operates ICL’s phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Results of operations and key indicators

	1-3/2025 (1)	1-3/2024	1-12/2024
	$ millions	$ millions	$ millions
Segment Sales	573	559	2,215
Sales to external customers	536	517	2,049
Sales to internal customers	37	42	166
Segment Operating Income	91	84	358
Depreciation and amortization	48	47	191
Segment EBITDA	139	131	549
Capital expenditures	71	52	340

(1)
For Q1 2025, Phosphate Specialties accounted for $324 million of segment sales, $39 million of operating income, $12 million of D&A and $51 million of EBITDA, while Phosphate Commodities accounted for $249 million of segment sales, $52 million of operating income, $36 million of D&A and represented $88 million of EBITDA.

Highlights and business environment

•
Phosphate fertilizers prices were stable to higher in the first quarter of 2025. While global demand remained firm, supply was impacted by China’s absence from international trade, and also higher raw material costs, particularly sulphur. The quarter ended with growing concerns regarding the potential impact of tariffs. Key fertilizer benchmarks were, on average, 1% higher quarter-over-quarter and 6% higher year-over-year.

•	Developments in key markets are described below:

-
Chinese exports were limited by ongoing trade restrictions during the first quarter. Consequently, most supply was directed to the domestic market, especially after the Lunar New Year holidays. Firm demand from compound NPK fertilizer manufacturers, together with a sharp increase in sulphur prices, supported a 6% rise in domestic Chinese DAP prices during the quarter.

-
US phosphate imports remained firm during the first quarter. Buyers sought to stock up ahead of spring planting, which is anticipated to be primarily focused on corn due to concerns surrounding affordability and potential changes in tariffs. Commodity phosphate purchased from Morocco and Russia have been already subject to Countervailing Duties (CVDs) since 2020, and the Trump Administration introduced extensive import tariffs, influencing the majority of the foreign phosphate suppliers. As a result, the DAP FOB NOLA ended the first quarter at $680/mt, $43/mt higher than at the end of the previous quarter.

-
Brazilian market liquidity improved consistently through the quarter, despite a slow start to the year. Intense rainfall during the first half of January slowed the Safra soy harvest, and delayed planting of the Safrinha corn crop. However, conditions improved in early February, leading to an increase in demand for fertilizers. Given the perception of Brazilian farmers as potential beneficiaries of the trade war between China and the US, Brazilian phosphate trade and prices rose through March. By the end of the quarter, the Brazilian MAP price increased by $25/mt CFR, the Triple Super Phosphate (TSP) price increased by $30/mt, and the Single Super Phosphate (SSP) increased by $17/mt, compared to the end of the previous quarter.

ICL Group Limited Q1 2025 Results 14

•
Indian phosphoric acid prices are negotiated on a quarterly basis. The first quarter price settled at $1,055/mt P2O5, $5 lower than the fourth quarter. For the second quarter, the price has settled to $1,153/mt P2O5, an increase of $98 compared to the first quarter.

•
Sulphur FOB Middle East ended the first quarter at $280/mt. This was $115/mt higher than prevailing levels at the end of 2024. The increase was driven by firm demand from the metals sector, limited supply attributed to a series of production outages in different regions, the necessity to replenish Chinese stock, and concerns regarding the potential impact of tariffs on supply chains.

•	Sales of white phosphoric acid (WPA) increased year-over-year, driven by strong volume growth in all regions, partially offset by lower prices.

•	Sales of industrial salts increased year-over-year, as continued global volume growth offset lower prices.

•	Food specialties additives sales decreased compared to the previous year, as higher volumes did not fully compensate for lower market prices that were driven by lower input costs.

•	Sales of battery materials in Asia decreased year-over-year, mainly due to lower volumes, partially offset by higher prices.

In January 2025, the Company signed a strategic agreement with Shenzhen Dynanonic Co., Ltd. to establish LFP production in Europe. The new facility is planned to be located at ICL's Sallent site in Spain and could substantially expand the Company’s Battery Materials business.

In early April, the Company formally commissioned its Battery Materials Innovation and Qualification Center (BMIQ) in the US. This is the first facility of its kind in the US, and it has been designed to accelerate development of fast-track customer solutions, and to prove that ICL’s technologies are scalable.

Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per tonne	1-3/2025	1-3/2024	VS Q1 2024	10-12/2024	VS Q4 2024
DAP	CFR India Bulk Spot	635	591	7%	637	(0)%
TSP	CFR Brazil Bulk Spot	500	425	18%	500	0%
SSP	CPT Brazil inland 18-20% P2O5 Bulk Spot	281	276	2%	270	4%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	183	75	144%	139	32%

Source: CRU (Fertilizer Week Historical Prices, April 2025).

ICL Group Limited Q1 2025 Results 15

Results analysis for the period January – March 2025

	Sales	Expenses	Operating income
	$ millions
Q1 2024 figures	559	(475)	84
Quantity	25	(11)	14
Price	(6)	-	(6)
Exchange rates	(5)	5	-
Raw materials	-	9	9
Transportation	-	3	3
Operating and other expenses	-	(13)	(13)
Q1 2025 figures	573	(482)	91

-
Quantity –The positive impact on operating income was due to higher sales volumes of phosphate fertilizers, white phosphoric acid (WPA), industrial salts and food specialties additives. This was partially offset by lower sales volumes of MAP used as a raw material for energy storage solutions.

-
Price – The negative impact on operating income primarily related to lower selling prices of WPA, food specialties additives and industrial salts. This was partially offset by higher selling prices of phosphate fertilizers and MAP used as a raw material for energy storage solutions.

-	Raw materials –The positive impact on operating income was due to lower costs of ammonia. This was partially offset by higher costs of sulphur and caustic soda.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational expenses.

ICL Group Limited Q1 2025 Results 16

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition by enhancing its position in its core markets of agriculture, ornamental horticulture, turf and landscaping, and by targeting high-growth markets such as Brazil, India, and China. The segment leverages its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. The segment continuously works to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers, straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, biostimulants, soil conditioners, seed treatment products and adjuvants.

Results of operations and key indicators

	1-3/2025	1-3/2024	1-12/2024
	$ millions	$ millions	$ millions
Segment Sales	495	479	1,950
Sales to external customers	491	474	1,932
Sales to internal customers	4	5	18
Segment Operating Income	28	23	128
Depreciation and amortization	19	19	74
Segment EBITDA	47	42	202
Capital expenditures	19	15	98

Highlights and business environment

•
Specialty Agriculture (SA): Sales increased year-over-year due to higher volumes, mainly in Europe, the US, China and Brazil, as well as higher prices, mainly in Brazil. This was partially offset by exchange rate fluctuations of the Brazilian real.

•
Turf and Ornamental (T&O): Sales increased year-over-year mainly due to higher turf and landscape sales, driven by increased prices and higher volumes, mainly CRF in Europe. This increase was partially offset by lower ornamental horticulture sales, mainly due to lower volumes in the US and China.

•	FertilizerpluS: Sales decreased year-over-year due to lower sales volumes, mainly in Europe, which were partially offset by higher selling prices and higher volumes in Brazil.

•
In April, ICL acquired the activity of Lavie Bio, a leading ag-biologicals company focused on improving food quality, sustainability and agriculture productivity through the introduction of microbiome-based products. This acquisition further advances the Company’s stated goal of expanding its Growing Solutions product offerings and positions the business for further growth in new and adjacent end-markets.

ICL Group Limited Q1 2025 Results 17

Results analysis for the period January – March 2025

	Sales	Expenses	Operating income
	$ millions
Q1 2024 figures	479	(456)	23
Quantity	27	(23)	4
Price	14	-	14
Exchange rates	(25)	23	(2)
Raw materials	-	(5)	(5)
Energy	-	1	1
Transportation	-	2	2
Operating and other expenses	-	(9)	(9)
Q1 2025 figures	495	(467)	28

-
Quantity – The positive impact on operating income was primarily related to higher sales volumes of specialty agriculture and turf and ornamental products. This impact was partially offset by lower sales volumes of FertilizerpluS products.

-	Price – The positive impact on operating income was due to higher selling prices of specialty agriculture, turf and ornamental and FertilizerpluS products.

-
Exchange rates – The unfavorable impact on operating income was due to the negative impact on sales resulting from the depreciation of the average exchange rate of the Brazilian real and the euro against the US dollar, which exceeded their positive impact on operational costs.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers and potassium hydroxide (KOH).

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

ICL Group Limited Q1 2025 Results 18

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

In the first quarter, cash flow provided by operating activities amounted to $165 million, compared to $292 million in the corresponding quarter last year. This decrease was mainly due to changes in working capital.

Net cash used in investing activities

In the first quarter, net cash used in investing activities amounted to $192 million, compared to $95 million in the corresponding quarter last year. This increase was mainly due to lower proceeds from deposits and higher payments for property, plant and equipment.

Net cash provided by financing activities

In the first quarter, net cash provided by financing activities amounted to $5 million, compared to net cash used of $249 million in the corresponding quarter last year. This change was mainly due to changes in the credit facilities and repayments of long-term debts in the corresponding quarter.

Outstanding net debt

As of March 31, 2025, ICL’s net financial liabilities amounted to $1,993 million, an increase of $142 million compared to December 31, 2024.

Subsequent to the date of the report, on May 18, 2025, the Company's Board of Directors authorized the Company to consider a potential expansion of its existing Series G Debentures through a public offering in Israel only. The execution, timing, terms, and amount of any such offering, to the extent it occurs, will be subject to the approval of the Company's Board of Directors, the publication of a shelf offering report specifying the offering's details, and the prior approval of the Tel Aviv Stock Exchange (TASE). Any decision to pursue such an offering (if any) will be publicly announced in accordance with applicable legal and regulatory requirements. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Credit facilities

Sustainability-linked Revolving Credit Facility (RCF)

In April 2023, the Company entered into a Sustainability-Linked Revolving Credit Facility Agreement between its subsidiary ICL Finance B.V., as borrower, and a consortium of 12 international banks for $1,550 million. In April 2024, all banks agreed to extend the RCF agreement for an additional year until April 2029. As of March 31, 2025, the Company utilized about $541 million of the credit facility framework.

Subsequent to the date of the report, in April 2025, eleven of the participating banks agreed to extend the RCF agreement for an additional year until April 2030. As a result, effective April 2029, the credit facility amount will be $1,400 million.

Securitization

The total amount of the Company's committed securitization facility framework is $300 million, with an additional $100 million uncommitted. As of March 31, 2025, ICL had utilized approximately $251 million of the facility’s framework.

ICL Group Limited Q1 2025 Results 19

Ratings and financial covenants

Fitch Ratings

In June 2024, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Rating

In July 2024, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Financial covenants

As of March 31, 2025, the Company was in compliance with all of its financial covenants stipulated in its financing agreements.

Critical Accounting Estimates

In the three-month period ended March 31, 2025, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024.

Board of Directors and Senior Management Updates

On March 6, 2025, the Company’s Extraordinary General Meeting of Shareholders approved the following resolutions: (a) the compensation terms for the newly appointed President & Chief Executive Officer of the Company, Mr. Elad Aharonson; (b) the grant of an equity-based award to the newly appointed President & Chief Executive Officer of the Company, Mr. Elad Aharonson; (c) the renewal of the compensation terms of the Executive Chairman of the Board of Directors of the Company, Mr. Yoav Doppelt; (d) the grant of an equity-based award to the Executive Chairman of the Board of Directors of the Company, Mr. Yoav Doppelt.

Mr. Raviv Zoller concluded his tenure as ICL’s President and Chief Executive Officer on March 12, 2025, and was succeeded by Mr. Elad Aharonson effective as of March 13, 2025.

Following the appointment of Mr. Aharonson as ICL’s President and CEO, Mr. Eli Amon was appointed as Acting President of the Growing Solutions Division, replacing Mr. Aharonson, effective as of February 27, 2025. After the date of the report, on April 1, 2025, Mr. Nir Ilani was appointed as President of the Growing Solutions Division, effective as of June 1, 2025, and will be considered an office holder of the Company as of that date.

On November 20, 2024, Mr. Nadav Turner, who served during the past five years as CEO of our YPH joint venture in China, was appointed President of the Phosphate Solutions Division, replacing Mr. Phil Brown, effective May 1, 2025. Mr. Turner will be considered an office holder of the Company as of that date. Additionally, as of that date, Mr. Brown will assume his new position as President of the Company's Battery Materials Business.

In addition, on April 1, 2025, Mr. Ilan Barkai, who served during the past four years as SVP of ICL Phosphate Israel Operations & EHS, was appointed President of the Potash & Global ESH Division, effective May 1, 2025, replacing Mr. Meir Mergi who served as President of the Potash Division & Global ESH. Mr. Barkai will be considered an office holder of the Company as of that date.

ICL Group Limited Q1 2025 Results 20

Risk Factors

In the three-month period ended March 31, 2025, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2024.

Legal Proceedings

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company's Interim Financial Statements.

Forward-looking Statements

This report contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others. We are relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

Forward‑looking statements appear in a number of places in this report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Changes in exchange rates or prices compared to those we are currently experiencing; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate, including tariffs and trade policies; price increases or shortages with respect to our principal raw materials; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current state of war declared in Israel and any resulting disruptions to our supply and production chains; filing of class actions and derivative actions against us, its executives and Board members; We are exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2025 (the “Annual Report”).

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

This report for the first quarter of 2025 (the “Quarterly Report”) should be read in conjunction with the Annual Report of 2024 published by us on Form 20-F, as of and for the year ended December 31, 2024, including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the US SEC.

ICL Group Limited Q1 2025 Results 21

Consolidated Financial Statements (Unaudited)
As of March 31, 2025
(in millions of US Dollars)

Condensed Consolidated Statements of Financial Position as of (Unaudited)

	March 31, 2025	March 31, 2024	December 31, 2024
	$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	312	363	327
Short-term investments and deposits	121	121	115
Trade receivables	1,497	1,492	1,260
Inventories	1,629	1,630	1,626
Prepaid expenses and other receivables	277	301	258
Total current assets	3,836	3,907	3,586

Non-current assets
Deferred tax assets	151	155	143
Property, plant and equipment	6,526	6,285	6,462
Intangible assets	918	897	869
Other non-current assets	260	242	261
Total non-current assets	7,855	7,579	7,735

Total assets	11,691	11,486	11,321

Current liabilities
Short-term debt	570	623	384
Trade payables	1,031	914	1,002
Provisions	62	54	63
Other payables	940	849	879
Total current liabilities	2,603	2,440	2,328

Non-current liabilities
Long-term debt and debentures	1,856	1,883	1,909
Deferred tax liabilities	486	492	481
Long-term employee liabilities	333	352	331
Long-term provisions and accruals	229	218	230
Other	61	57	55
Total non-current liabilities	2,965	3,002	3,006

Total liabilities	5,568	5,442	5,334

Equity
Total shareholders’ equity	5,844	5,762	5,724
Non-controlling interests	279	282	263
Total equity	6,123	6,044	5,987

Total liabilities and equity	11,691	11,486	11,321

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 23

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

	For the three-month period ended March 31		For the year ended December 31
	2025	2024	2024
	$ millions	$ millions	$ millions
Sales	1,767	1,735	6,841
Cost of sales	1,207	1,178	4,585

Gross profit	560	557	2,256

Selling, transport and marketing expenses	268	273	1,114
General and administrative expenses	77	64	259
Research and development expenses	18	17	69
Other expenses	16	3	60
Other income	(4)	(3)	(21)

Operating income	185	203	775

Finance expenses	62	60	181
Finance income	(25)	(25)	(41)
Finance expenses, net	37	35	140

Share in earnings of equity-accounted investees	-	-	1

Income before taxes on income	148	168	636

Taxes on income	42	42	172

Net income	106	126	464

Net income attributable to the non-controlling interests	15	17	57

Net income attributable to the shareholders of the Company	91	109	407

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.07	0.08	0.32

Diluted earnings per share (in dollars)	0.07	0.08	0.32

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,290,452	1,289,530	1,289,968

Diluted (in thousands)	1,290,944	1,290,362	1,290,039

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 24

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the three-month period ended		For the year ended
	March 31, 2025	March 31, 2024	December 31, 2024
	$ millions	$ millions	$ millions
Net income	106	126	464

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	90	(58)	(247)
Change in fair value of cash flow hedges transferred to the statement of income	4	5	10
Effective portion of the change in fair value of cash flow hedges	(18)	(5)	(2)
Tax relating to items that will be reclassified subsequently to net income	3	-	(2)
	79	(58)	(241)

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains (losses) from defined benefit plans	-	(2)	33
Tax relating to items that will not be reclassified to net income	-	-	(8)
	-	(2)	25

Total comprehensive income	185	66	248

Comprehensive income attributable to the non-controlling interests	16	13	51

Comprehensive income attributable to the shareholders of the Company	169	53	197

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 25

 Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the three-month period ended		For the year ended
	March 31, 2025	March 31, 2024	December 31, 2024
	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	106	126	464
Adjustments for:
Depreciation and amortization	151	147	596
Fixed assets impairment	-	-	14
Exchange rate, interest and derivative, net	44	59	152
Tax expenses	42	42	172
Change in provisions	(5)	(42)	(50)
Other	3	2	13
	235	208	897

Change in inventories	28	51	(7)
Change in trade receivables	(202)	(141)	26
Change in trade payables	31	26	104
Change in other receivables	(15)	18	39
Change in other payables	18	10	43
Net change in operating assets and liabilities	(140)	(36)	205

Income taxes paid, net of refund	(36)	(6)	(98)

Net cash provided by operating activities (*)	165	292	1,468

Cash flows from investing activities
Proceeds (payments) from deposits, net	(4)	50	56
Purchases of property, plant and equipment and intangible assets	(190)	(145)	(713)
Proceeds from divestiture of assets and businesses, net of transaction expenses	2	15	19
Interest received (*)	3	7	17
Business combinations	(3)	(22)	(74)
Other	-	-	1
Net cash used in investing activities	(192)	(95)	(694)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(52)	(61)	(251)
Receipts of long-term debt	361	198	889
Repayments of long-term debt	(397)	(386)	(1,302)
Receipts (repayments) of short-term debt	109	17	(1)
Interest paid (*)	(16)	(20)	(122)
Receipts (payments) from transactions in derivatives	-	3	(2)
Dividend paid to the non-controlling interests	-	-	(57)
Net cash provided by (used in) financing activities	5	(249)	(846)

Net change in cash and cash equivalents	(22)	(52)	(72)
Cash and cash equivalents as of the beginning of the period	327	420	420
Net effect of currency translation on cash and cash equivalents	7	(5)	(21)
Cash and cash equivalents as of the end of the period	312	363	327

(*) Reclassified - see Note 2(b) below.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 26

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended March 31, 2025
Balance as of January 1, 2025	549	238	(726)	159	(260)	5,764	5,724	263	5,987

Share-based compensation	-	-	-	3	-	-	3	-	3
Dividends	-	-	-	-	-	(52)	(52)	-	(52)
Comprehensive income	-	-	89	(11)	-	91	169	16	185
Balance as of March 31, 2025	549	238	(637)	151	(260)	5,803	5,844	279	6,123

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended March 31, 2024
Balance as of January 1, 2024	549	234	(485)	147	(260)	5,583	5,768	269	6,037

Share-based compensation	-	1	-	1	-	-	2	-	2
Dividends	-	-	-	-	-	(61)	(61)	-	(61)
Comprehensive income	-	-	(54)	-	-	107	53	13	66
Balance as of March 31, 2024	549	235	(539)	148	(260)	5,629	5,762	282	6,044

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ICL Group Limited Quarterly Report 27

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the year ended December 31, 2024
Balance as of January 1, 2024	549	234	(485)	147	(260)	5,583	5,768	269	6,037

Share-based compensation	-	4	-	6	-	-	10	-	10
Dividends	-	-	-	-	-	(251)	(251)	(57)	(308)
Comprehensive income	-	-	(241)	6	-	432	197	51	248
Balance as of December 31, 2024	549	238	(726)	159	(260)	5,764	5,724	263	5,987

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 28

Notes to the condensed consolidated interim financial statements as of March 31, 2025 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company incorporated and domiciled in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel's vital interests.

The Company, together with its subsidiaries, associated companies and joint ventures (hereinafter ‑ the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and industrial (including food). ICL’s products are used mainly in agriculture, electronics, food, fuel and gas exploration, water purification and desalination, construction, detergents, cosmetics, pharmaceuticals and automotive.

B.	Events during the reporting period

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the south of the country, which escalated to other areas. The security situation has presented several challenges, including disruptions in supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, the effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, regional tensions involving Houthis attacks and threats to commercial vessels have intensified, disrupting shipping routes and commercial shipping arrangements, leading to increased shipping costs.

The Company continues to take measures to ensure the safety of its employees and business partners, as well as the communities in which it operates. It has also implemented supportive measures to accommodate employees called for reserve duty, aiming to minimize any potential impact on its business, and to avoid disruptions to production activities at its facilities in Israel.

The security situation has not had a material impact on the Company's business results. However, as the developments related to the war, as well as its duration, are unpredictable, the Company is unable to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

ICL Group Limited Quarterly Report 29

Notes to the condensed consolidated interim financial statements as of March 31, 2025 (Unaudited)

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2024 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion, include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

B.	Reclassifications

The Company made a number of insignificant reclassifications in comparative figures in order to adjust them to the manner of classification in the current financial statements. The said reclassifications have no effect on the total profit (loss).

Nonetheless, commencing with the second quarter of 2024, management decided to reclassify interest received as cash flows from investing activities and interest paid as cash flows from financing activities, instead of under cash provided by operating activities. Management believes that the revised classification provides a more comprehensive view of the financing cost and the nature of financing transactions. Comparative figures have been retrospectively adjusted in the statement of cash flows to reflect this policy change.

C.	Amendments to standards and interpretations that have not yet been adopted

Amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures

The amendments provide clarifications relating to the date of recognition and derecognition of financial instruments. In accordance with the amendments, an exception is added regarding the timing of derecognizing financial liabilities settled by electronic cash transfers, as well as clarification relating to disclosure requirements for financial instruments with contingent features that are not directly related to changes in the basic risks/cost of the instrument.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is examining the effects of the Amendment on the financial statements with no plans for early adoption.

ICL Group Limited Quarterly Report 30

Notes to the condensed consolidated interim financial statements as of March 31, 2025 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for its own production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells primarily potash, salt, magnesium, as well as electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea in Israel, and from conventional mining of an underground mine in Spain. The segment also produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite. In addition, the segment sells salt products produced at its potash site in Spain. The Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (as well as surplus electricity to external customers) and steam to all facilities at the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets such as oral care, cleaning products, paints and coatings, energy storage solutions, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy products, beverages and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business.

ICL Group Limited Quarterly Report 31

Notes to the condensed consolidated interim financial statements as of March 31, 2025 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Growing Solutions – The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its positions in its core markets of agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses.

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel, Brazil, China, the US and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled release fertilizers in the Netherlands, Brazil and the US, FertilizerpluS products in the UK, the Netherlands and Germany, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Other business activities include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. These activities are not presented as reportable segments as they do not meet the required quantitative thresholds.

2. Segment capital investments

Capital investments made by the segments for each of the reporting periods include mainly property, plant and equipment as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

The Segment profit is measured based on the operating income, without the allocation of certain expenses to the operating segments, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. This is the basis for analyzing segment results, since management believes that it is the most relevant measure for the assessment of such results.

ICL Group Limited Quarterly Report 32

Notes to the condensed consolidated interim financial statements as of March 31, 2025 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended March 31, 2025

Sales to external parties	338	358	536	491	44	-	1,767
Inter-segment sales	6	47	37	4	1	(95)	-
Total sales	344	405	573	495	45	(95)	1,767

Cost of sales	228	269	397	364	40	(91)	1,207
Segment operating income (loss)	62	56	91	28	(3)	(26)	208
Other expenses not allocated to the segments							(23)
Operating income							185

Financing expenses, net							(37)

Income before income taxes							148

Depreciation, amortization and impairment	14	62	48	19	4	4	151
Capital expenditures	18	64	71	19	1	15	188

ICL Group Limited Quarterly Report 33

Notes to the condensed consolidated interim financial statements as of March 31, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended March 31, 2024

Sales to external parties	331	367	517	474	46	-	1,735
Inter-segment sales	4	56	42	5	-	(107)	-
Total sales	335	423	559	479	46	(107)	1,735

Cost of sales	225	254	391	363	42	(97)	1,178
Segment operating income (loss)	59	62	84	23	(3)	(10)	215
Other expenses not allocated to the segments							(12)
Operating income							203

Financing expenses, net							(35)

Income before income taxes							168

Depreciation and amortization	13	62	47	19	4	2	147
Capital expenditures	16	66	52	15	1	5	155
Capital expenditures as part of business combination	-	-	-	34	-	-	34

ICL Group Limited Quarterly Report 34

Notes to the condensed consolidated interim financial statements as of March 31, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2024

Sales to external parties	1,220	1,462	2,049	1,932	178	-	6,841
Inter-segment sales	19	194	166	18	3	(400)	-
Total sales	1,239	1,656	2,215	1,950	181	(400)	6,841

Cost of sales	821	1,006	1,515	1,426	175	(358)	4,585
Segment operating income (loss)	224	250	358	128	(22)	(65)	873
Other expenses not allocated to the segments							(98)
Operating income							775

Financing expenses, net							(140)
Share in earnings of equity-accounted investees							1
Income before income taxes							636

Depreciation, amortization and impairment	57	242	191	74	15	31	610
Capital expenditures	94	332	340	98	8	30	902
Capital expenditures as part of business combination	-	-	-	92	-	-	92

ICL Group Limited Quarterly Report 35

Notes to the condensed consolidated interim financial statements as of March 31, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

1-3/2025		1-3/2024		1-12/2024
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
USA	318	18	319	18	1,176	17
China	290	16	255	15	1,068	16
Brazil	255	14	210	12	1,228	18
United Kingdom	111	6	102	6	317	5
Germany	83	5	92	5	315	5
Spain	82	5	74	4	301	4
France	73	4	91	5	256	4
Israel	66	4	68	4	285	4
Italy	57	3	50	3	138	2
India	47	3	34	2	197	3
All other	385	22	440	26	1,560	22
Total	1,767	100	1,735	100	6,841	100

ICL Group Limited Quarterly Report 36

Notes to the condensed consolidated interim financial statements as of March 31, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended March 31, 2025
Europe	103	149	136	228	33	(34)	615
Asia	118	74	172	65	4	(6)	427
North America	104	47	141	57	1	(3)	347
South America	5	86	81	112	-	(2)	282
Rest of the world	14	49	43	33	7	(50)	96
Total	344	405	573	495	45	(95)	1,767

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended March 31, 2024
Europe	104	169	143	235	31	(43)	639
Asia	110	76	160	61	10	(5)	412
North America	98	61	137	44	1	(1)	340
South America	4	59	69	100	-	-	232
Rest of the world	19	58	50	39	4	(58)	112
Total	335	423	559	479	46	(107)	1,735

ICL Group Limited Quarterly Report 37

Notes to the condensed consolidated interim financial statements as of March 31, 2025 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2024
Europe	391	478	542	731	128	(147)	2,123
Asia	438	352	613	249	31	(19)	1,664
North America	329	202	567	170	3	(4)	1,267
South America	21	402	307	627	-	(4)	1,353
Rest of the world	60	222	186	173	19	(226)	434
Total	1,239	1,656	2,215	1,950	181	(400)	6,841

ICL Group Limited Quarterly Report 38

Notes to the condensed consolidated interim financial statements as of March 31, 2025 (Unaudited)

Note 4 – Loans, Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

March 31, 2025		March 31, 2024		December 31, 2024
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions		$ millions		$ millions
Loans bearing fixed interest	297	283	329	289	287	271
Debentures bearing fixed interest
Marketable	918	866	1,111	1,006	909	845
Non-marketable	47	46	47	44	47	47
	1,262	1,195	1,487	1,339	1,243	1,163

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured in fair value, using the valuation method.

The following level was defined:

Level 2: Observed data (directly or indirectly).

Level 2	March 31, 2025	March 31, 2024	December 31, 2024
	$ millions	$ millions	$ millions
Derivatives used for economic hedge, net	(26)	13	1
Derivatives designated as cash flow hedge, net	(19)	(8)	-
	(45)	5	1

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the Israeli shekel against the US dollar in respect of principal and interest in certain debentures, loans, labor costs and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flow deriving from liabilities, labor costs and other operational costs denominated in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of exposure and inherent risks against which the Company elects to hedge, in accordance with the Company's risk management strategy.

ICL Group Limited Quarterly Report 39

Notes to the condensed consolidated interim financial statements as of March 31, 2025 (Unaudited)

Note 5 – Long Term Compensation Plans and Dividend Distributions

A.	Share based payments - non-marketable options

1.
At the general meeting of shareholders, held on March 6, 2025, the shareholders approved a new three-year equity grant for the years 2025-2027 in the form of about 4.3 million non-marketable and non-transferable options for no consideration, under the Company’s 2024 Equity Compensation Plan, to ICL's newly appointed CEO and the Chairman of the Board. The vesting period of the options will be in three tranches, upon the lapse of 12 months, 24 months and 36 months from the grant date (March 6, 2025, for the Chairman of the Board and March 13, 2025, for the newly appointed CEO). The expiration date will be in March 2030. The aggregate fair value at the grant dates is about $7 million.

2.
On March 24, 2025, and April 1, 2025, the Company’s HR & Compensation Committee and the Board of Directors, respectively, approved a new triennial equity grant for the years 2025-2027 in the form of 1.2 million non-marketable and non-transferable options for no consideration, under the Company’s 2024 Equity Compensation Plan, to two senior managers. The vesting period of the options will be in three tranches, upon the lapse of 12 months, 24 months, and 36 months from the grant date (April 1, 2025 and May 1, 2025). The fair value at the grant date was about $1.7 million.

B.	Dividend distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 25, 2025	March 25, 2025	52	0.04
May 18, 2025 *	June 18, 2025	55	0.04

* The dividend will be distributed on June 18, 2025, with a record date for eligibility of June 4, 2025.

ICL Group Limited Quarterly Report 40

Notes to the condensed consolidated interim financial statements as of March 31, 2025 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters

1.
Further to Note 18 to the Annual Financial Statements regarding ICL Rotem's new mining concession and the petition filed with Israel’s Supreme Court against the competitive process and the disclosure certificate issued to the Company in connection with this process, on May 7, 2025, the Supreme Court rejected the petition.

2.
Further to Note 18 to the Annual Financial Statements regarding the Israel Water Authority's decision that the Company's status should be changed to a "Consumer-Producer", as defined in the Water Law, it was decided to postpone the hearing on the Company's appeal to January 2026.

ICL Group Limited Quarterly Report 41

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: May 19, 2025